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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

(Check One):    X  Form 10-K      Form 20-F      Form 11-K          Form 10-Q
               ----            ---            ---                ---
      Form N-SAR
   ---

                    For Period Ended:   December 31, 1998
               [   ]  Transition Report on Form 10-K
               [   ]  Transition Report on Form 20-F
               [   ]  Transition Report on Form 11-K
               [   ]  Transition Report on Form 10-Q
               [   ]  Transition Report on Form N-SAR
               For the Transition Period Ended:
                                               ---------------------------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Portions of Item 1 and Items 6, 7 and 8.


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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
               AXIOHM TRANSACTION SOLUTIONS, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
               15070 AVENUE OF SCIENCE
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City, State and Zip Code
               SAN DIEGO, CA 92128

PART II - RULES 12b-25(b) AND

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

 [XX] (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
 [XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

   State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)



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     On August 21, 1997, an acquisition subsidiary of Axiohm S.A., a French corporation, completed a tender offer to acquire 7 million (or 87.6%) of the outstanding shares of DH Technology, Inc. ("DH") Subsequently, the acquisition subsidiary (i) acquired all of the outstanding shares of Axiohm S.A. in exchange for 5,518,524 shares of DH Common Stock and $12.2 million in cash and then (ii) was merged into DH. Although DH was the surviving corporation for legal purposes, the merger was treated as a purchase of DH by Axiohm S.A. for accounting purposes. The effective date of the merger was October 2, 1997; however, for accounting purposes, the effective date of the acquisition was August 31, 1997. Upon the closing of the merger, Axiohm S.A. became a wholly-owned subsidiary of the Company and the Company changed its name from DH Technology, Inc. to Axiohm Transaction Solutions, Inc.

     The Company could not file the Form 10-K for the year ended December 31, 1997 within the prescribed period because of the additional time needed to complete financial reporting for the new combined entity.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Walter S. Sobon                (619)         451-3485
            (Name)                  (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
 Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is
 no, identify report(s).                                            xx Yes    No
                                                                    --     --
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
 thereof?                                                           xx Yes   No
                                                                    --     --

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The financial results of the Company for the year ended December 31, 1997 will be significantly different than the comparable periods in the prior year due to the business combination of DH and Axiohm S.A.

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                 AXIOHM TRANSACTION SOLUTIONS, INC.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       March 31, 1998        By: /s/ Walter S. Sobon

                                             Walter S. Sobon
                                             Chief Financial Officer